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EXHIBIT 3.2.1

AMENDMENTS TO THE BYLAWS OF DUPONT PHOTOMASKS, INC.

AS APPROVED BY THE BOARD OF DIRECTORS ON JUNE 23, 2003

        SECTION 5.01 The officers of the corporation shall be chosen by the board of directors and shall be a chief executive officer and/or president, one or more vice presidents, a secretary, a treasurer, and such other officers as may be elected in accordance with the provisions of section 5.03 of this Article. Any number of offices may be held by the same person. Officers may, but need not, be directors or stockholders of the corporation. The board of directors may elect from among the members of the board a chairman of the board and a vice chairman of the board. The chairman of the board or the president, as designated from time to time by the board of directors, may (but is not required to) also be the chief executive officer of the corporation.

        SECTION 5.04 The chairman of the board may (but is not required to) also be the chief executive officer of the corporation and, subject to the control of the board of directors, the chief executive officer shall have general charge and control of all its business and affairs and shall have all powers and shall perform all duties incident to the office of chief executive officer and shall have such other powers and perform such other duties as may from time to time be assigned to him by these bylaws or by the board of directors. The chairman of the board shall preside at all meetings of the stockholders and at all meetings of the board of directors and shall have such other powers and perform such other duties as may from time to time be assigned to him by these bylaws or by the board of directors.

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  EXHIBIT 3.2.1
AMENDMENTS TO THE BYLAWS OF DUPONT PHOTOMASKS, INC. AS APPROVED BY THE BOARD OF DIRECTORS ON JUNE 23, 2003